Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended
	2009	2010	2011	2012	2013	September 30, 2014
Computation of Earnings:
Income (loss) before income tax and equity in earnings of equity method investments, net of tax	5,625,539	(4,143,261)	15,042,856	(251,618)	9,574,137	14,545,807
Add:
Fixed charges	395,458	864,134	1,735,995	1,536,001	3,161,804	4,239,104
Amortization of capitalized interests	160,562	164,931	666,168	1,174,454	405,231	1,527,976
Equity in earning of equity method investments, net of tax	172,773	11,254	3,062	5,604	78,362	3,327,704
Subtract:
Interests capitalized	353,125	454,535	1,146,162	1,136,682	1,779,121	3,041,243
Income (loss) before income tax attributable to noncontrolling interests	51,685	211,822	374,491	(841,980)	(1,275,050)	(832,829)

Earnings	5,949,522	(3,769,299)	15,927,428	2,169,739	12,715,463	21,432,177

Computation of Fixed Charges
Interests expensed	42,333	409,599	589,833	399,319	1,382,683	1,197,861
Interests capitalized	353,125	454,535	1,146,162	1,136,682	1,779,121	3,041,243

Fixed Charges	395,458	864,134	1,735,995	1,536,001	3,161,804	4,239,104

Ratio of Earnings to Fixed Charges	15.0	—	9.2	1.4	4.0	5.1

Deficiency		4,633,433